UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 3*)


                 American Building Control, Inc.
----------------------------------------------------------------
                        (Name of Issuer)

                          Common Stock
 ---------------------------------------------------------------
                 (Title of Class of Securities)

                            903898401
----------------------------------------------------------------
                         (CUSIP Number)

                        J. Collier Sparks
                            922 Isom
                    San Antonio, Texas 78216
----------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 5, 2003
 ---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-
1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903898401                                        Page 2

                          SCHEDULE 13D

(1)  NAME OF REPORTING PERSON.
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Solico International, Inc.

(2)  CHECK THE APPROPRIATE BOX IF A                    (A)  [   ]
     MEMBER OF A GROUP (SEE INSTRUCTIONS)              (B)  [   ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
     See Item 3

(5)  CHECK IF DISCLOSURE OF LEGAL                           [   ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

     NUMBER OF SHARES    (7)  SOLE VOTING POWER
                              3,260,970
        BENEFICIALLY
                         (8)  SHARED VOTING POWER
      OWNED BY EACH           0

     REPORTING PERSON    (9)  SOLE DISPOSITIVE POWER
                              2,209,259
           WITH:
                         (10) SHARED DISPOSITIVE POWER
                              0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,260,970

(12) CHECK IF THE AGGREGATE AMOUNT IN                       [   ]
     ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     22.7%<FN-1>

(14) TYPE OF REPORTING PERSON
     CO

____________________
<FN-1> These amounts and percentages were calculated
     by using a total of 14,351,879 shares of the Issuer's Common Stock outstanding determined by adding the 14,148,388 shares of Common Stock outstanding as reflected in the Issuer's most recent Form 10-Q, plus 203,491 shares of Common
     Stock issuable upon conversion of 97,676 shares of the Issuer's Series A 12% Cumulative
     Convertible Preferred Stock beneficially owned by the Reporting Person. Assuming no conversion of the Convertible Preferred, these shares vote with the Common Stock on a 1 to
     16.667 basis, which results in the Reporting
     Person holding a total of 4,685,445 votes
     (consisting of 2,005,768 shares of Common Stock that Solico holds or may acquire directly within 60 days, 1,627,966 shares representing the voting power of 97,676 shares of Convertible Preferred Stock, plus 1,051,711 shares of Common Stock beneficially owned by certain unrelated third parties who, in connection with their agreement to sell shares of Common and Preferred Stock to Solico, have agreed to grant Solico an irrevocable proxy to vote such shares) out of a total of 17,404,303 votes cast (consisting of 14,148,388 shares of Common Stock plus 3,255,915 shares representing the voting power of all 195,351 shares of Convertible Preferred Stock) or approximately
     26.9% of the shares entitled to cast votes.

Explanatory Note.    This Amendment No. 3 to Statement on
Schedule 13D (this "Amendment No. 3") amends and restates, in its entirety, the Statement on Schedule 13D originally filed by Solico International, Inc., a Texas corporation ("Solico"), and Danny W. Mills on or about October 2, 2003, as amended by Amendment No. 1 filed on or about October 10, 2003, and as further amended by Amendment No. 2 filed on or about October 27, 2003 (as amended, the "Original Filing," and collectively, with Amendment No. 3, the "Statement"). To the extent necessary, the Original Filing is hereby incorporated by reference. The transactions involving Mr. Mills and Solico have been consummated or terminated, and Mr. Mills has accepted the position of President and CEO of the Issuer, effective as of November 6, 2003. For these reasons, Mr. Mills is not joining Solico on this filing.

Item 1.   SECURITY AND ISSUER

     This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of American Building Control, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1301 Waters Ridge Drive, Lewisville, Texas 75057.

Item 2.   IDENTITY AND BACKGROUND

     (a) This Statement is filed by Solico (the "Reporting Person"). Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons as a result of their respective relationship with and control over Solico (collectively, the "Controlling Persons"): J. Collier Sparks ("Sparks"), J. Christopher Cuevas ("Cuevas"), and Timathy Rohrbach ("Rohrbach"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

     (b)  REPORTING PERSON.
          -----------------

          Solico's business address is 922 Isom, San Antonio,
Texas 78216.

          CONTROLLING PERSONS.
          -------------------

          Each Controlling Person's business address is 922 Isom,
San Antonio, Texas 78216.

     (c)  REPORTING PERSON.
          -----------------

          SOLICO. Solico is a Texas corporation principally engaged in the design, creation, sale and support of advanced facility security and surveillance systems. Sparks and Cuevas are the sole members of Solico's Board of Directors. Sparks, Cuevas and Rohrbach are executive officers of Solico.

          CONTROLLING PERSON.
          ------------------

          SPARKS.  Sparks is a resident of the State of Texas.
Sparks is presently employed as the President and CEO of Solico.
Sparks' principal occupation is as a business executive.

          CUEVAS.  Cuevas is a resident of the State of Texas.
Cuevas is presently employed as the Chief Financial Officer of Solico. Cuevas' principal occupation is as a business executive.

          ROHRBACH. Rohrbach is a resident of the State of Texas. Rohrbach is presently employed as the Vice President and Chief Technology Officer of Solico. Rohrbach's principal occupation is as a business executive.

     (d) During the last five years, no Item 2 Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Item 2 Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such Item 2 Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Solico is incorporated in the State of Texas. Each of Sparks, Cuevas and Rohrbach are citizens of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     As more particularly described in Item 6 below, Solico has contracted with certain parties to acquire up to 4,147,341 shares of Common Stock and up to 195,351 shares of the Issuer's 12% Series A Cumulative Convertible Preferred Stock ("Preferred Stock") for an aggregate purchase price totaling $13,303,599.18 (the "Purchase Price"), such Purchase Price to be funded in a series of scheduled transactions or tranches (as more particularly described in Item 6 below). The shares of Preferred Stock which Solico has the right to acquire under the Stock Purchase Agreements (as more particularly described in Item 6 below) are convertible into an additional 406,981 shares of Common Stock. Solico is presently analyzing different methods by which to fund the Purchase Price including, but not limited to, financing alternatives, strategic relationships with third parties, working capital or any combination of two or more of such alternatives.

Item 4.   PURPOSE OF TRANSACTION

     SOLICO. Solico is acquiring its shares of Common Stock and Preferred Stock for the purpose of obtaining a significant equity position in the Issuer and to influence the management of the Issuer. Solico considers its acquisition of the shares of Common Stock and Preferred Stock (as defined below) at the Purchase Price to be an attractive investment. Solico's primary interest is to maximize the value of its investment and, as a result, the market value of the Issuer. Solico intends to continually review the Issuer's business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry-related conditions. Based on such evaluation and review and other factors, including, without limitation, the performance of the Issuer's current management in implementing the strategic directives of the Issuer's Board of Directors, Solico will consider various alternative courses of action with respect to its investment in the Issuer as it deems appropriate in light of circumstances arising from time to time. Such actions may, without limitation, include seeking representation on the Issuer's Board of Directors, seeking to influence, through its representation on the Issuer's Board of Directors (if such representation is sought and obtained), strategic acquisitions or dispositions of assets, implementation of various business strategies, seeking to acquire control of the Issuer, acquiring additional shares of the Issuer's capital stock, disposing of any shares of capital stock which Solico may acquire, or such other actions as Solico may deem appropriate. Solico is currently engaged in private negotiations with the intention of obtaining the right to purchase additional shares of Common Stock; however, no agreements have as yet been reached regarding the purchase of these shares.

     The Preferred Stock votes with the Common Stock on all matters submitted to a vote of the stockholders with super voting rights of 16.667 votes for each share of Preferred Stock. Accordingly, the 195,351 shares of Preferred Stock to be acquired by Solico represent (prior to conversion thereof) an aggregate of 3,255,915 votes. On an aggregate basis, the shares of Common Stock and shares of Preferred Stock (assuming no conversion thereof has occurred), which Solico has the right to acquire within sixty (60) days of the date of this Statement and/or the right to vote, represents approximately 26.9% of the votes currently entitled to be cast on any matter submitted to the stockholders for a vote.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Statement and assuming the conversion of the Preferred Stock, Solico is deemed to be the beneficial owner of an aggregate of 3,260,970 shares of the Issuer's Common Stock, which is comprised of 2,005,768 shares of Common Stock which Solico holds or may acquire directly within 60 days, 203,491 shares issuable upon conversion of Preferred Stock which Solico may acquire within 60 days, plus an additional 1,051,711 shares of Common Stock beneficially owned by certain unrelated third parties who, in accordance with the terms of the respective Stock Purchase Agreements (as described in Item 6 below), have agreed to grant Solico an irrevocable proxy to vote such shares). Such shares presently represent approximately 22.7% of the issued and outstanding shares of the Issuer's Common Stock. Assuming no conversion of the Convertible Preferred, these shares vote with the Common Stock on a 1 to 16.667 basis, which results in Solico holding a total of 4,685,445 votes (consisting of 2,005,768 shares of Common Stock that Solico holds or may acquire directly within 60 days, 1,627,966 shares representing the voting power of 97,676 shares of Convertible Preferred Stock, plus 1,051,711 shares of Common Stock beneficially owned by certain unrelated third parties who, in accordance with the terms of the respective Stock Purchase Agreements, have agreed to grant Solico an irrevocable proxy to vote such shares) out of a total of 17,404,303 votes cast (consisting of

14,148,388 shares of Common Stock plus 3,255,915 shares representing the voting power of all 195,351 shares of Convertible Preferred Stock) or approximately 26.9% of the shares entitled to cast vote

     Collectively, the aggregate number of shares of Common Stock and Preferred Stock which Solico has the right to acquire under the Stock Purchase Agreements (as described in Item 6 below) would represent approximately 31.3% of the outstanding shares of Common Stock (assuming that each of the transactions contemplated by the Stock Purchase Agreements are consummated and assuming the conversion of all shares of Preferred Stock which Solico has the right to acquire, at a conversion rate of 2.08333 shares of Common Stock for each share of Preferred Stock), and based upon 14,555,369 shares of Common Stock issued and outstanding (using the 14,148,388 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2003 (the "Form 10-Q") plus the 406,981 shares of Common Stock issuable upon conversion of the Preferred Stock). Further, on an aggregate basis, the total number of shares of Common Stock and shares of Preferred Stock (assuming no conversion thereof has occurred) which Solico has the right to acquire under the Stock Purchase Agreements will represent approximately 42.5% of the votes currently presently entitled to be cast on any matter submitted to the stockholders for a vote (assuming each of the transactions contemplated by the Stock Purchase Agreements are consummated).

     (b) Upon closing of the transactions contemplated by the Stock Purchase Agreements described in Item 6 below, Solico shall have the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, the shares of Common Stock and Preferred Stock which it has the right to acquire. As of the date of this statement, Solico has closed the purchase of 200,000 shares, representing the "First Broady Tranche" as described in
Item 6, below. By virtue of their relationship with Solico, each of the Control Persons may be deemed, under Rule 13d-3 of the Securities Exchange Act of 1934 (the "1934 Act"), to beneficially own the shares of Common Stock and Preferred Stock which Solico has the right to acquire. No Controlling Persons presently hold any shares of Common Stock, and each disclaims beneficial ownership of the shares of Common Stock and Preferred Stock which Solico has the right to acquire.

     (c)  Other than as described in this Statement, no Item 2
Person has acquired any securities of the Issuer during the prior
60 days.

     (d) Until the respective closing of each of the tranches described in Item 6 below, the current holders of the stock retain the right to receive any dividends declared by the Issuer on the Common Stock until the purchase of such respective shares of Common Stock by Solico. In addition, until the closing of each of the V&E tranches described in Item 6 below, V&E has the right to receive any dividends paid with respect to the Preferred Stock still owned by V&E.

     (e)  N/A

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Solico
     ------

     (a) On September 22, 2003, Solico and Victoria and Eagle Strategic Fund, Ltd. ("V&E") entered into a Stock Purchase Agreement, as amended by Amendment Number 1, dated September 30, 2003, and Amendment Number 2, dated October 9, 2003 (as amended, the "V&E Agreement"), pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from V&E, and V&E agreed to sell to Solico, 544,932 shares of Common Stock and 48,838 shares of Preferred Stock, on October 31, 2003, for an aggregate purchase price of $1,899,806.52 (the "First V&E Tranche"), (ii) Solico agreed to purchase from V&E, and V&E agreed to sell to Solico, 544,931 shares of Common Stock and 48,838 shares of Preferred Stock on December 15, 2003, for an aggregate purchase price of $1,899,804.41 (the "Second V&E Tranche"), and (iii) Solico has the right to purchase from V&E, and V&E has the separate right to sell to Solico, pursuant to a put/call option, an aggregate of 1,089,862 shares of Common Stock and 97,675 shares of Preferred Stock on June 30, 2004, for an aggregate purchase price of $4,497,120.50 (the "V&E Put/Call Option"). Pursuant to the terms of the V&E Agreement, effective upon the closing of the First V&E Tranche, V&E will grant to Solico an irrevocable proxy to vote all of the shares of Common Stock and Preferred Stock of V&E to be purchased by Solico in the Second V&E Tranche. Solico's obligation to consummate the closings of the First V&E Tranche, the Second V&E Tranche and the V&E Put/Call Option are subject to the fulfillment or waiver of
customary terms and conditions   including the condition that
George K. Broady ("Broady") and certain persons affiliated with Broady shall have entered into definitive, binding agreements with Solico (such agreements being described below), pursuant to which Solico shall have the right to purchase a minimum of 1,412,932 shares of Common Stock owned by such persons. In addition, V&E has agreed not to directly or indirectly either (1) submit, solicit, initiate, encourage, vote for or consent to any proposal or offer from any person or enter into any agreement or accept any offer relating to any reorganization, liquidation or recapitalization of the Issuer; merger or consolidation involving the Issuer; purchase or sale of any assets or capital stock of the Issuer (other than a sale in the ordinary course of business; or similar transaction or business combination involving the Issuer or the assets of the Issuer or (2) furnish any information with respect to or participate in or facilitate in any other manner any effort or attempt to do or seek to do any of the following for the period beginning on September 22, 2003 until the earlier to occur of (x) the closing or expiration of the V&E Put/Call Option or (y) the termination of the V&E Agreement. As of the date of this Report, Solico and V&E are in negotiations regarding the closing of the First V&E Tranche and the Second V&E Tranche, with the expectation that both tranches will be closed simultaneously prior to November 24, 2003 (or as soon thereafter as is practicable), although they may be closed on slightly different payment terms or schedules than as contemplated by the V&E Agreement.

     (b) On September 22, 2003, Solico and Broady entered into a Stock Purchase Agreement, as amended by that certain Amendment Number 1, dated October 9, 2003, that certain Amendment No. 2, dated as of October 31,2003, and that certain Amendment Number 3, dated as of November 5, 2003 (as amended, the "Broady Agreement"), pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from Broady, and Broady agreed to sell to Solico, 200,000 shares of Common Stock on or before November 15, 2003, for an aggregate purchase price of $400,000 (the "First Broady Tranche"), (ii) Solico agreed to purchase from Broady, and Broady agreed to sell to Solico, 200,000 shares of Common Stock on December 15, 2003, for an aggregate purchase price of $450,000 (the "Second Broady Tranche"), and (iii) Solico has the right to purchase from Broady, and Broady has the separate right to sell to Solico, pursuant to a put/call option, an aggregate of 589,718 shares of Common Stock on June 30, 2004, for an aggregate purchase price of $1,846,724.50 (the "Broady Put/Call" Option"). On November 5, 2003, Solico closed the First Broady Tranche, and in connection therewith executed a Note Secured by Stock Pledge Agreement in the original principal amount of $400,000, with a maturity date of January 5, 2004. Solico's obligations under this note are secured by the 200,000 shares transferred to Solico by Broady, pursuant to that certain Stock Pledge Agreement between Solico and Broady dated November 5, 2003. Pursuant to the terms of the Broady Agreement, effective upon the closing of the First Broady Tranche, Broady granted to Solico an irrevocable proxy to vote all of the shares of Common Stock of Broady that are the subject of the Second Broady Tranche and the Broady Put/Call Option, until July 15, 2004; provided, however, in the event that the closing of the Second Broady Tranche is not consummated on or before December 15, 2003 (and such date has not been extended by the mutual agreement of Broady and Solico), then the Broady Put/Call Option and the proxy granted by Broady to Solico under the Broady Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closing of the Second Broady Tranche is subject to the fulfillment or waiver of customary terms and conditions, including, without limitation, that certain persons affiliated with Broady shall have entered into definitive, binding agreements with Solico (such agreements being described below), pursuant to which Solico shall have the right to purchase a minimum of 637,932 shares of Common Stock owned by such persons. Solico has also agreed to deposit into escrow 100,000 shares of Common Stock as security for Solico's obligation to consummate the closing of the Second Broady Tranche. Subject to the terms and conditions of the related escrow agreement, such 100,000 shares of Common Stock will be transferred by Solico to Broady in the event that the closing of the Second Broady Tranche has not been consummated on or before December 15, 2003. In addition, Broady has agreed not to directly or indirectly either (1) submit, solicit, initiate, encourage, vote for or consent to any proposal or offer from any person or enter into any agreement or accept any offer relating to any reorganization, liquidation or recapitalization of the Issuer; merger or consolidation involving the Issuer; purchase or sale of any assets or capital stock of the Issuer (other than a sale in the ordinary course of business; or similar transaction or business combination involving the Issuer or the assets of the Issuer or (2) furnish any information with respect to or participate in or facilitate in any other manner any effort or attempt to do or seek to do any of the following for the period beginning on September 22, 2003 until the earlier to occur of (x) the closing or expiration of the Broady Put/Call Option or(y) December 15, 2003, if the Second Broady Tranche has not been consummated as of such date without agreement as to a later closing date for the Second Broady Tranche.

     (c) On September 22, 2003, Solico entered into a Stock Purchase Agreement, as amended by that certain Amendment Number 1, dated October 9, 2003, and that certain Amendment No. 2 dated as of October 31, 2003 (as amended, the "GKB Group Agreement"), with Vance Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney (the "GKB Group Sellers"), pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from the GKB Group Sellers, and the GKB Group Sellers agreed to sell to Solico, an aggregate of 170,194 shares of Common Stock on or before November 15, 2003, for an aggregate purchase price of $340,388 (the "First GKB Group Tranche"), (ii) Solico agreed to purchase from the GKB Group

Sellers, and the GKB Group Sellers agreed to sell to Solico, an aggregate of 170,194 shares of Common Stock on December 15, 2003, for an aggregate purchase price of $382,936.50 (the "Second GKB Group Tranche"), and (iii) Solico has an option to purchase from the GKB Group Sellers, an additional 170,194 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "GKB Group Option"). Pursuant to the GKB Group Agreement, upon the closing of the First GKB Group Tranche, the GKB Group Sellers will grant to Solico irrevocable proxies to vote all of the shares of Common Stock of the GKB Group Sellers that are the subject of the Second GKB Group Tranche and the GKB Group Option, until July 15, 2004; provided, however, in the event that the closing of the Second GKB Group Tranche is not consummated on or before December 15, 2003 (and such date has not been extended by the mutual agreement of the GKB Group Sellers and Solico), then the GKB Group Option and the proxies granted by the GKB Group Sellers to Solico under the GKB Group Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First GKB Group Tranche and the Second GKB Group Tranche are subject to the fulfillment or waiver of customary terms and conditions including that Solico and Broady shall have entered into the Broady Agreement, and certain other stockholders of the Issuer shall have entered into definitive, binding agreements with Solico (such agreements being described in this Item 6), pursuant to which Solico shall have the right to purchase a minimum of 127,350 shares of Common Stock owned by such persons. In addition, the GKB Group Sellers have agreed not to directly or indirectly (1) submit, solicit, initiate, encourage, vote for or consent to any proposal or offer from any person or enter into any agreement or accept any offer relating to any reorganization, liquidation or recapitalization of the Issuer; merger or consolidation involving the Issuer; purchase or sale of any assets or capital stock of the Issuer (other than a sale in the ordinary course of business; or similar transaction or business combination involving the Issuer or the assets of the Issuer or
(2) furnish any information with respect to or participate in or facilitate in any other manner any effort or attempt to do or seek to do any of the following for the period beginning on September 22, 2003 until the earlier to occur of (x) the closing or expiration of the GKB Group Option or(y) December 15, 2003, if the Second GKB Group Tranche has not been consummated as of such date without agreement as to a later closing date for the Second GKB Group Tranche. As of the date hereof, Solico has not closed the First GKB Group Tranche.

     (d) On September 22, 2003, Solico entered into a Stock Purchase Agreement (the "Original Agreement") with John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier (the "Other Sellers") with the belief that Strategic Resources Ltd. would join the Other Sellers. However, effective October 9, 2003, the Other Sellers entered into that certain Amendment Number 1 to Stock Purchase Agreement (together with the Original Agreement, the "Other Agreement") to, among other things, clarify that Strategic Resources, Ltd. would not be
joining the Other Sellers as a party thereto. The Original Agreement was further amended by that Certain Amendment Number 2 to Stock Purchase Agreement, dated October 21, 2003. The Other Agreement, as amended, provides that, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from the Other Sellers, and the Other Sellers agreed to sell to Solico, an aggregate of 42,450 shares of Common Stock on or before
November 15, 2003, for an aggregate purchase price of  $84,900
(the "First Other Tranche"), (ii) Solico agreed to purchase from the Other Sellers, and the Other Sellers agreed to sell to Solico, an aggregate of 42,450 shares of Common Stock on December 15, 2003, for an aggregate purchase price of $95,512.50 (the "Second Other Tranche"), and (iii) Solico has an option to purchase from the Other Sellers, an additional 42,450 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June
30, 2004 (the "Other Option"). Pursuant to the Other Agreement, upon the closing of the First Other Tranche, the Other Sellers will grant Solico irrevocable proxies to vote all of the shares of Common Stock of the Other Sellers that are the subject of the Second Other Tranche and the Other Option, until July 15, 2004; provided, however, in the event that the closing of the Second Other Tranche is not consummated on or before December 15, 2003 (and such date has not been extended by the mutual agreement of the Other Sellers and Solico), then the Other Option and the proxies granted by the Other Sellers to Solico under the Other Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First Other Tranche and the Second Other Tranche are subject to the fulfillment or waiver of customary terms and conditions including, without limitation, that Solico and Broady shall have entered into the Broady Agreement, and Solico and the GKB Group shall have entered into the GKB Group Agreement. In addition, the Other Sellers have agreed not to directly or indirectly (1) submit, solicit, initiate, encourage, vote for or consent to any proposal or offer from any person or enter into any agreement or accept any offer relating to any reorganization, liquidation or recapitalization of the Issuer; merger or consolidation involving the Issuer; purchase or sale of any assets or capital stock of the Issuer (other than a sale in the ordinary course of business; or similar transaction or business combination involving the Issuer or the assets of the Issuer or (2) furnish any information with respect to or participate in or facilitate in any other manner any effort or attempt to do or seek to do any of the following for the period beginning on September 22, 2003 until the earlier to occur of (x) the closing or expiration of the Other Option or(y) December 15, 2003, if the Second Other Tranche has not been consummated as of such date without agreement as to a later closing date for the Second Other Tranche. As of the date hereof, Solico has not closed the First Other Tranche.

(e) On November 10, 2003, Solico entered into a Stock Purchase Agreement (the "RF&EA Agreement"), with the R.F. & E.A. Family Limited Partnership II ("RF&EA") pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from RF&EA, and RF&EA agreed to sell to Solico, an aggregate of 25,767 shares of Common Stock on or before December 15, 2003, for an aggregate purchase price of $51,534 (the "First RF&EA Tranche"), (ii) Solico agreed to purchase from RF&EA, and RF&EA agreed to sell to Solico, an aggregate of 25,767 shares of Common Stock on March 30, 2003, for an aggregate purchase price of $57,975.75 (the "Second RF&EA Tranche"), and (iii) Solico has an option to purchase from RF&EA, an additional 51,532 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "RF&EA Option"). Pursuant to the RF&EA Agreement, RF&EA has granted to Solico an irrevocable proxy to vote all of the shares of Common Stock of RF&EA that are the subject of the RF&EA Agreement, until July 15, 2004; provided, however, in the event that the closing of the Second RF&EA Tranche is not consummated on or before March 30, 2003 (and such date has not been extended by the mutual agreement of RF&EA and Solico), then the proxies granted by RF&EA to Solico under the RF&EA Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First RF&EA Tranche and the Second RF&EA Tranche are subject to the fulfillment or waiver of customary terms and conditions.

(f) On November 10, 2003, Solico entered into a Stock Purchase Agreement (the "Neal Agreement"), with Chas. A. Neal & Company ("Neal") pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from Neal, and Neal agreed to sell to Solico, an aggregate of 42,350 shares of Common Stock on or before December 15, 2003, for an aggregate purchase price of $84,700 (the "First Neal Tranche"), (ii) Solico agreed to purchase from Neal and Neal agreed to sell to Solico, an aggregate of 42,350 shares of Common Stock on March 30, 2003, for an aggregate purchase price of $95,287.50 (the "Second Neal Tranche"), and (iii) Solico has an option to purchase from Neal, an additional 84,700 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Neal Option"). Pursuant to the Neal Agreement, Neal has granted to Solico an irrevocable proxy to vote all of the shares of Common Stock of Neal that are the subject of the Neal Agreement, until July 15, 2004; provided, however, in the event that the closing of the Second Neal Tranche is not consummated on or before March 30, 2003 (and such date has not been extended by the mutual agreement of Neal and Solico), then the proxies granted by Neal to Solico under the Neal Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First Neal Tranche and the Second Neal Tranche are subject to the fulfillment or waiver of customary terms and conditions.


(g) On November 10, 2003, Solico entered into a Stock Purchase Agreement (the "Campbell Henderson Agreement"), with Campbell, Henderson and Company ("Campbell Henderson") pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from Campbell Henderson and Campbell Henderson agreed to sell to Solico, an aggregate of 15,000 shares of Common Stock on or before December 15, 2003, for an aggregate purchase price of $30,000 (the "First Campbell Henderson Tranche"), (ii) Solico agreed to purchase from Campbell Henderson, and Campbell Henderson agreed to sell to Solico, an aggregate of 15,000 shares of Common Stock on March 30, 2003, for an aggregate purchase price of $33,750 (the "Second Campbell Henderson Tranche"), and
(iii) Solico has an option to purchase from Campbell Henderson, an additional 15,000 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004 (the "Campbell Henderson"). Pursuant to the Campbell Henderson Agreement, Campbell Henderson has granted to Solico an irrevocable proxy to vote all of the shares of Common Stock of Campbell Henderson that are the subject of the Campbell Henderson Agreement, until July 15, 2004; provided, however, in the event that the closing of the Second Campbell Henderson Tranche is not consummated on or before March 30, 2003 (and such date has not been extended by the mutual agreement of Campbell Henderson and Solico), then the proxies granted by Campbell Henderson to Solico under the Campbell Henderson Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First Campbell Henderson Tranche and the Second Campbell Henderson Tranche are subject to the fulfillment or waiver of customary terms and conditions.

(h) On November 10, 2003, Solico entered into a Stock Purchase Agreement (the "Campbell Agreement"), with Susan Campbell ("Campbell") pursuant to which, subject to the terms and conditions set forth therein, (i) Solico agreed to purchase from Campbell, and Campbell agreed to sell to Solico, an aggregate of 7,500 shares of Common Stock on or before December 15, 2003, for an aggregate purchase price of $15,000 (the "First Campbell Tranche"), (ii) Solico agreed to purchase from Campbell, and Campbell agreed to sell to Solico, an aggregate of 7,500 shares of Common Stock on March 30, 2003, for an aggregate purchase price of $16,875 the "Second Campbell Tranche"), and (iii) Solico has an option to purchase from Campbell, an additional 7,500 shares of Common Stock for a purchase price of $2.75 per share at any time on or before June 30, 2004

(the "Campbell Option"). Pursuant to the Campbell Agreement, Campbell has granted to Solico an irrevocable proxy to vote all of the shares of Common Stock of Campbell that are the subject of the Campbell Agreement, until July 15, 2004; provided, however, in the event that the closing of the Second Campbell Tranche is not consummated on or before March 30, 2003 (and such date has not been extended by the mutual agreement of Campbell and Solico), then the proxies granted by Campbell to Solico under the Campbell Agreement shall each terminate and be of no further force and effect. Solico's obligation to consummate the closings of the First Campbell Tranche and the Second Campbell Tranche are subject to the fulfillment or waiver of customary terms and conditions.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.  DESCRIPTION
     -----------  ----------------------------------------------

        99.1      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and Victoria & Eagle
                  Strategic Fund. Ltd.(previously filed)

        99.2      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and George K. Broady
                  (previously filed)

        99.3      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., Vance Campbell, Tom
                  Campbell, Cantrell Partners and Lynn Kinney
                  (previously filed)

        99.4      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., John Broady, Ruth Ward,
                  Mary Bill, Judith Mader, Vincent Suttmeier and
                  Robert Suttmeier  (previously filed)

        99.5 Amendment No. 1 to Stock Purchase Agreement, dated as of September 30, 2003, between Solico
                  International, Inc. and Victoria & Eagle
                  Strategic Fund. Ltd. (previously filed)


        99.6 Amendment No. 2 to Stock Purchase Agreement, dated as of October 9, 2003, between Solico International, Inc. and Victoria & Eagle Strategic Fund. Ltd. (previously filed)

        99.7 Amendment No. 1 to Stock Purchase Agreement , dated as of October 9, 2003, among Solico International, Inc., Vance Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney (previously filed)

        99.8 Amendment No. 1 to Stock Purchase Agreement, dated as of October 9, 2003, by and between Solico International, Inc. and George K.
                  Broady. (previously filed)

        99.9 Amendment No. 1 to Stock Purchase Agreement, dated as of October 9, 2003, by and among Solico International, Inc., John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier. (previously filed).

        99.10    Note Secured By Stock Pledge Agreement, dated
                 November 5, 2003, by Solico International, Inc.
                 in favor of George K. Broady (filed herewith).

        99.11 Stock Pledge Agreement, dated November 5, 2003, by and between George K. Broady and Solico
                 International, Inc. (filed herewith).

        99.12 Irrevocable Proxy, dated November 5, 2003, executed by George K. Broady in favor of Solico
                 International, Inc. (filed herewith).

        99.13 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and between Solico International, Inc. and George K. Broady
                 (filed herewith).

        99.14 Amendment No. 3 to Stock Purchase Agreement, dated as of November 5, 2003, by and between Solico International Inc. and George K. Broady
                 (filed herewith).

        99.15    Stock Purchase Agreement dated November 10,
                 2003, by and between Solico International, Inc.
                 and R.F. & E.A. Family Limited Partnership II
                 (filed herewith).

        99.16    Stock Purchase Agreement dated November 10,
                 2003, by and between Solico International, Inc.
                 and Campbell, Henderson and Company (filed herewith).

        99.17    Stock Purchase Agreement dated November 10,
                 2003, by and between Solico International, Inc.
                 and Susan Campbell (filed herewith).

        99.18    Stock Purchase Agreement dated November 10,
                 2003, by and between Solico International, Inc.
                 and Chas. A. Neal & Company (filed herewith).

        99.19 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and among Solico International, Inc., Vance Campbell, Tom
                 Campbell, Cantrell Partners and Lynn
                 Kinney(filed herewith).

        99.20 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and among Solico International, Inc., John Broady, Ruth
                 Ward, Mary Bill, Judith Mader, Vincent
                 Suttmeier and Robert Suttmeier  (filed
                 herewith).

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Statement on Schedule 13D is true, complete and correct.

Dated: November 17, 2003

                              SOLICO INTERNATIONAL, INC.


                              By:  /s/ J. COLLIER SPARKS
                                 ------------------------------
                              Name:  J. Collier Sparks
                                   ----------------------------
                              Title:  President
                                    ---------------------------

                          EXHIBIT INDEX

     EXHIBIT NO.  DESCRIPTION
     -----------  ----------------------------------------------

        99.1      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and Victoria & Eagle
                  Strategic Fund. Ltd.(previously filed)

        99.2      Stock Purchase Agreement, dated as of
                  September 22, 2003, between Solico
                  International, Inc. and George K. Broady
                  (previously filed)

        99.3      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., Vance Campbell, Tom
                  Campbell, Cantrell Partners and Lynn Kinney
                  (previously filed)

        99.4      Stock Purchase Agreement, dated as of
                  September 22, 2003, among Solico
                  International, Inc., John Broady, Ruth Ward,
                  Mary Bill, Judith Mader, Vincent Suttmeier and
                  Robert Suttmeier  (previously filed)

        99.5 Amendment No. 1 to Stock Purchase Agreement, dated as of September 30, 2003, between Solico
                 International, Inc. and Victoria & Eagle
                 Strategic Fund. Ltd. (previously filed)

        99.6 Amendment No. 2 to Stock Purchase Agreement, dated as of October 9, 2003, between Solico International, Inc. and Victoria & Eagle Strategic Fund. Ltd. (previously filed)

        99.7 Amendment No. 1 to Stock Purchase Agreement , dated as of October 9, 2003, among Solico International, Inc., Vance Campbell, Tom Campbell, Cantrell Partners and Lynn Kinney (previously filed)

        99.8 Amendment No. 1 to Stock Purchase Agreement, dated as of October 9, 2003, by and between Solico International, Inc. and George K.
                  Broady. (previously filed)

        99.9 Amendment No. 1 to Stock Purchase Agreement, dated as of October 9, 2003, by and among Solico International, Inc., John Broady, Ruth Ward, Mary Bill, Judith Mader, Vincent Suttmeier and Robert Suttmeier. (previously filed).

        99.10    Note Secured By Stock Pledge Agreement, dated
                 November 5, 2003, by Solico International, Inc.
                 in favor of George K. Broady (filed herewith).

        99.11 Stock Pledge Agreement, dated November 5, 2003, by and between George K. Broady and Solico
                 International, Inc. (filed herewith).

        99.12 Irrevocable Proxy, dated November 5, 2003, executed by George K. Broady in favor of Solico
                 International, Inc. (filed herewith).

        99.13 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and between Solico International, Inc. and George K. Broady
                 (filed herewith).

        99.14 Amendment No. 3 to Stock Purchase Agreement, dated as of November 5, 2003, by and between Solico International Inc. and George K. Broady
                 (filed herewith).

        99.15    Stock Purchase Agreement dated November 10,
                 2003, by and between Solico International, Inc.
                 and R.F. & E.A. Family Limited Partnership II
                 (filed herewith).

        99.16    Stock Purchase Agreement dated November 10,
                 2003, by and between Solico International, Inc.
                 and Campbell, Henderson and Company (filed herewith).

        99.17    Stock Purchase Agreement dated November 10,
                 2003, by and between Solico International, Inc.
                 and Susan Campbell (filed herewith).

        99.18    Stock Purchase Agreement dated November 10,
                 2003, by and between Solico International, Inc.
                 and Chas. A. Neal & Company (filed herewith).

        99.19 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and among Solico International, Inc., Vance Campbell, Tom
                 Campbell, Cantrell Partners and Lynn
                 Kinney (filed herewith).

        99.20 Amendment No. 2 to Stock Purchase Agreement, dated as of October 31, 2003, by and among Solico International, Inc., John Broady, Ruth
                 Ward, Mary Bill, Judith Mader, Vincent
                 Suttmeier and Robert Suttmeier (filed
                 herewith).